Exhibit 3-a

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:  The Bralorne Mining Company

2. The articles have been amended as follows (provide article numbers, if available):

Article One of the Articles of Incorporation of the Corporation is amended to read in its entirety as follows:

ARTICLE ONE. [Name]:  The name of the Corporation is Smooth Global (China) Holdings, Inc.

Article Four of the Articles of Incorporation of the Corporation is amended to read in its entirely as follows:

ARTICLE FOUR.  [Capital Stock].

(a)
Authorized Shares. The Corporation shall have authority to issue an aggregate of TWO HUNDRED MILLION (200,000,000) Common Capital Shares, PAR VALUE ONE MILL ($0.001) per share for a total capitalization OF TWO HUNDRED THOUSAND DOLLARS ($200,000).

(b)
Reverse Stock Split. On July 31, 2007 at 6:00 p.m. Eastern Standard Time (the “Effective Time”), a reverse stock split (“Reverse Stock Split”) will occur, as a result of which each thirty (30) issued and outstanding shares of Common Stock of the Corporation (“Old Common Stock”) shall automatically, without further action on the part of the Corporation or any holder of such Common Stock, be reclassified and converted into one (1) share of the Corporation’s Common Stock (“New Common Stock”). The Reverse Stock Split will be effected as follows:

i.
Following the Effective Time, each holder of a certificate(s) representing outstanding shares of the Corporation’s Old Common Stock (“Old Certificate(s)”) will be entitled to receive, upon surrender of such Old Certificate(s) to the Corporation’s transfer agent (the “Agent”) for cancellation, a certificate(s) (“New Certificate”) representing the number of shares of New Common Stock owned by such stockholder following the Reverse Stock Split.

ii.	From and after the Effective Time, Old Certificates shall confer no right upon the holders thereof other than the right to exchange them for the New Certificates pursuant to the provision hereof.
iii.
The Corporation will not issue fractional shares. The number of shares to be issued to each shareholder will be rounded up to the nearest whole number if, as a result of the Reverse Stock Split, the number of shares owned by any shareholder would not be a whole number.

(c)
No Pre-emptive Rights. The holders of shares of capital stock of the Corporation shall not be entitled to pre-emptive or preferential rights to subscribe to any unissued stock or any other securities which the Corporation may now or hereafter be authorized to issue.

(d)
Authority of Board to issue Share; Consideration. The Corporation's capital stock may be issued and sold from time to time for such consideration as may be fixed by the Board of Directors, provided that the consideration so fixed is not less than par value.

(e)	No Cumulative Voting. The stockholders shall not possess cumulative voting rights at any shareholders meetings called for the purpose of electing a Board of Directors.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 43,800,000

4. Effective date of filing (optional):  July 31, 2007

5. Officer Signature (Required):  /s/ Shuying Zheng